FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

22 May, 2008

File no. 0-17630

Transaction in Own Shares

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Transaction in Own Shares

22
nd

May
 2008

SHARE REPURCHASE PROGRAMME

CRH plc announces that on
21
st

May
 2008,
UBS Limited

purchased
, on behalf of the Company,

150,000

Ordinary Shares of €0.32 each in CRH plc at price
s

between

€
24.16

and
€
24.5
0

per

O
rdinary
S
hare
.
  The purchased shares will be held as Treasury Shares.

CRH plc also announces that on

21
st

May
 2008 it transferred to
participants in its employee share schemes

33,05
3
 Ordinary Shares at
prices between
€
13.15

and €
19.68

per Ordinary Share
.

Following the above transaction
s
, CRH plc holds
11,091,315

Ordinary Shar
es in Treasury. The number of Ordinary S
hares in issue (excluding Treasury Shares) is

537,029,121
.

Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  22 May, 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director